# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: QT IMAGING HOLDINGS, INC., CIK 0001844505
CUSIP: 746962109
Title of class of securities: Common Stock, par value $0.0001
Address of issuer's principal executive offices: 3 Hamilton Landing, Suite 160, Novato, California (CA), 94949
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001453072

## Reporting persons
- Alyeska Investment Group, L.P.: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 1,178,317; sole dispositive power 0; shared dispositive power 1,178,317; aggregate amount beneficially owned 1,178,317 (9.99% of the class)
- Alyeska Fund GP, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 1,178,317; sole dispositive power 0; shared dispositive power 1,178,317; aggregate amount beneficially owned 1,178,317 (9.99% of the class)
- Anand Parekh: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 1,178,317; sole dispositive power 0; shared dispositive power 1,178,317; aggregate amount beneficially owned 1,178,317 (9.99% of the class)

## Item 1. Issuer
Name of issuer: QT IMAGING HOLDINGS, INC.
Address of issuer's principal executive offices: 3 Hamilton Landing, Suite 160, Novato, CA 94949

## Item 2. Person Filing
Name of person filing:
(i) Alyeska Investment Group, L.P.
(ii) Alyeska Fund GP, LLC
(iii) Anand Parekh
Address of principal business office or, if none, residence:
(i) 77 West Wacker Drive, 7th Floor, Chicago, IL 60601
(ii) 77 West Wacker Drive, 7th Floor, Chicago, IL 60601
(iii) 77 West Wacker Drive, 7th Floor, Chicago, IL 60601
Citizenship:
(i) Alyeska Investment Group, L.P. - Delaware
(ii) Alyeska Fund GP, LLC - Delaware
(iii) Anand Parekh - United States of America

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned: 1,178,317
Percent of class: 9.99%
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 1,178,317
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 1,178,317

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
The reporting persons are the beneficial owners of 670,683 common PIPE shares, of the Issuer, hold pre-funded warrants to purchase 440,427 shares of the Issuer's Class A common stock, and hold warrants to purchase 1,111,111 shares of the Issuer's Class A common stock, (the "Warrants"). However, per their terms, the Warrants can only be exercised into such number of shares that would constitute 9.9% of the total number of Common Stock of the Issuer outstanding immediately after giving effect to the issuance of Common Stock upon exercise of this Warrant by the Holder. Accordingly, as of December 31, 2025 the reporting persons may only exercise up to 507,634 Ordinary Shares under the Warrant Agreement, and as such, is reporting beneficial ownership of only such number of shares. The percentage calculation assumes that there are currently 11,902,198 outstanding shares of Ordinary Shares of the Issuer, based on the Issuer's Prospectus filed with the Securities and Exchange Commission on December 31, 2025.

JOINT FILING STATEMENT PURSUANT TO RULE 13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on SCHEDULE 13G, is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on SCHEDULE 13G, shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

## Signatures
- Alyeska Investment Group, L.P.: Jason Bragg, Jason Bragg / Chief Financial Officer (02/17/2026)
- Alyeska Fund GP, LLC: Jason Bragg, Jason Bragg / Chief Financial Officer (02/17/2026)
- Anand Parekh: Anand Parekh, Anand Parekh / Self (02/17/2026)